INVEST IN **TAMPON TRIBE**

🌴 Organic, plastic-free period products that people love



TAMPON TRIBE

tampontribe.com Santa Monica CA

Retail | Female Founder | Ecommerce

LEAD INVESTOR

Omario S. Kanji

I have known Jennifer and Gaby as trailblazers since our days together in Beijing. New markets, new ideas, and new visions are nothing new to these two. When I learned that Jen and Gaby were tackling an intersecting issue of women's rights, women's hygiene, and the environment, I was and still am all-in. Women's hygiene worldwide is a forgotten issue; cost, sustainability, and access remain critical although nobody has ever cared as much as Jen and Gaby to tackle and fix this issue. I am excited and honored to be a part of this journey and solution!

Invested $20,000 this round & $2,000 previously

Highlights

1. 🚀 $1.52m revenue run rate with 387% average annual growth rate
2. ⚡ Elite corporate customers: Google, Amazon, Saks, Ritz Carlton, Four Seasons, Pixar, WeWork
3. 💸 70% of all revenue is recurring, made up of multi-year contracts & subscriptions
4. 🤩 Direct-to-consumer sales boast a 74% returning customer rate
5. 🌿 1,236 lbs of ocean plastic retrieved via CleanHub plastic-neutral partnership

5. 🌿 1,236 lbs of ocean plastic retrieved via CleanHub plastic-neutral partnership

6. 📣 Featured in Forbes, Huffington Post, PopSugar, Business Insider & Fast Company
7. 🔥 Backed by investors Jason Calacanis (Uber, Calm) Rob Berner (Johnnie-O) & Starta VC
8. 🤫 Under NDA with 2 major airlines and 3 potential strategic acquirers (not guaranteed)

Our Team

Our Team



Jennifer Eden Founder, CEO

International business and marketing extraordinaire with more than 20+ years global experience. Awarded MarCom Director of Year in Asia. LAUNCH alum. BA in communications, economics, & marketing.



Gabriela Alves Founder, COO

Global operations whiz and serial entrepreneur with 30+ years of international business experience. Founded and grew an award-winning global hospitality business from $0 to $10,000,000. Awarded Entrepreneur of the Year by Women in Business in Asia.



Giana Korth Founding Member

Accomplished sales leader. Angel investor. Managed a team of 26 at SaaS company Meltwater; consistent top 10 seller among 600 sales consultants, exceeding $3.5M+ annual quota. BA in Finance from Georgetown University.



Athan Slotkin CFO

Seasoned early-stage startup veteran and expert product manager. Former Senior Relationship Manager and Product Manager of American Black Card and Membership Rewards at American Express. MBA from Yale.



Asad Khan Tech Lead

Full stack developer for leading international e-comm businesses. Punjab Group of Colleges Associate's degree, Computer Science, 2018-2020.

Why Tampon Tribe?

TAMPON TRIBE

sustainable organic period products


TAMPON TRIBE

Tampon Tribe is creating a whole new category of organic period care by designing and manufacturing organic, plastic-free period products that people love. We use innovative and environmentally-friendly materials, helping our customers protect their bodies and the planet.

BECAUSE THE WORLD DESERVES **BETTER** THAN **TOXIC**, **PLASTIC PRODUCTS**

The feminine hygiene market is set to reach **$68.70 billion** by 2030. The current tampon crisis has opened the doors to massive growth opportunities, as people hurry to switch from traditional brands. Boasting a recurring-revenue, impact-driven model, Tampon Tribe is positioned for rapid growth and a fast exit.

SOARING DEMAND

Demand for sustainable & organic period products is exploding, however, they're notoriously hard to find.

Over the past 3 months alone, we have seen astronomical growth, including 618% YoY Q2 growth on Amazon! We are also fielding a growing number of enterprise, distribution, and B2B calls, and could have sold our warehouse stock 5x over!

LIMITED SUPPLY

The ongoing global tampon crisis isn't going anywhere: on top of being unable to secure baby formula, women are now struggling to locate and purchase essential period products. Consumers are desperately seeking better period product choices.

SUSTAINABLE PERIOD PRODUCTS

Tampon Tribe is the period company for today and the future. Organic, sustainable, and plastic-free, our products are sold via D2C subscription, B2B recurring corporate contracts, Amazon, and retail placements. We are in customers' homes, workplaces, and leisure venues. A constant presence, Tampon Tribe is the new go-to period brand—where and when we're needed.

Tampon Tribe is the first and only U.S. company to exclusively offer totally organic, plastic-free, and sustainable period products.

ORGANIC TAMPONS


ORGANIC
TAMPON TRIBE
ORGANIC TAMPONS
WITH BIODEGRADABLE APPLICATORS

As a tribe of active women with a passion for the planet, the team at Tampon Tribe designs products they use themselves, created with sustainable organic materials that are good for all bodies!


ORGANIC PADS & LINERS


TAMPON TRIBE

Everything is put to the yoga/hiking/running/swim test, and packaged and positioned where active women shop.

Tampon Tribe's line-up includes 100% ICEA- and GOTS-certified organic cotton tampons, pads, and liners, all of which are vegan, plastic-free, hypoallergenic, and compostable.


MENSTRUAL CUPS





Our menstrual cups are silicone-free. They're made with medical-grade TPEs, which warm the body for a perfect fit (they're also recyclable!).


PERIOD UNDERWEAR


Ashers.
Ashers.

Ashers Period Undies are all crafted with the latest organic modal fabrics, which are super comfy, moisture-wicking, and free from PFAs!

Customers are actively seeking upgraded products in this space, and we are constantly iterating with the latest period tech and fabric innovations.

GLOBAL ORGANIC TEXTILE STANDARD · GOTS · | Istituto Certificazione Etica e Ambientale ICEA | HYPOALLERGENIC | cotton

WOMEN OWNED | LGBT+ OWNED | SBE CERTIFIED | MINORITY OWNED BUSINESS | BIPOC OWNED BUSINESS


A STRONG MARKET

MARKET SIZE

$68.7 BILLION by 2030



USD$ billions
75
50
25
0
2021
2022
2023
2024
2025
2026
2027
2028
2030
$68.7 billion
CAGR 6.1%
period products market
CAGR 7.2%
reusable period products
• menstrual cups
• period underwear
• resuable pads
to 2030 - Allied Market Research

Period products are essential items. The period products market has continued to grow and maintain strength through COVID and despite market fluctuations. There is now an increased awareness of, and demand for, safe and sustainable products, such at ours.

Through an omni-channel distribution strategy, Tampon Tribe is capitalizing on this momentum and we are everywhere that consumers are—exactly when they need us.



OUR SUCCESS

Subscriptions for consumers and multinational companies, retail partnerships (e-commerce and brick & mortar), and private-label contracts drive revenue.



KEY METRICS ACHIEVED ON A SUPER-LEAN MODEL
70%
recurring revenue
6.5M
tampons sold
$612
3-year subscriber value*
$1.52M
run rate
615%
Amazon growth YoY, Q2 2022
5.4
LTV/CAC*
*estimates



OUTSTANDING GROWTH
We've increased revenue 1,933% in four years, imagine what's next!
$16.9M
$5.6M
$2.5M
$629,535
$525,756
483%
average annual growth* 2017-2021
61%
gross margin


$178,200
74%
returning customers
2019
2020
2021
2022
2023
2024

*NOTE: 2020 also saw an additional $426,062 in revenue earned from PPE product sales during the pandemic. PPE product sales revenue is not included in the above annual growth figures.

Forward looking projections cannot be guaranteed.

ACQUISITION METRICS

	CAC	AOV	LTV
D2C - online subscription	$25	$27.50	$495
B2B - corporate	$45	$1,250	$45,000+
Retail	$38	$275	$9,900+
Amazon	$11.70	$29	$190+

CAC: Customer Acquisition Cost
AOV: Average Order Value
LTV: Lifetime Value


OUR CUSTOMERS

We have an elite list of enterprise customers which keeps on growing.

THE BIGGEST COMPANIES ON EARTH, LOVE TAMPON TRIBE

amazon, A24, Four Seasons, wework, Google, Fairmont Hotels & Resorts, Red Bull, The Ritz-Carlton, Mission Pacific, Thrive Market, Blackberry Farm, Georgetown University, Health-Ade Kombucha, Devil's Thumb Ranch Resort & Spa, Postmates, Pixar Animation Studios, Relais & Chateaux, Saks Fifth Avenue

We know that our customers are looking for safe, period products that are good for the planet and their bodies. Our customers are smart – they know that most of the pads and tampons on the shelves these days have bleaching chemicals that are harmful for their bodies. That's why they look for safe alternatives that they can feel good about using and discarding.

Customer Response







Nicole Davis	Adeleen Brown	Danielle Cipriano
Onalaska, WA	East Hampton, MA	El Segundo, CA
"All natural products have helped me tremendously"	"Products are great.. Customer service is superb"	"Tampon Tribe is absolutely wonderful"



OUR FOUNDERS



Founders
Gaby + Jen
passionate about our planet and women's health
seasoned entrepreneurs
Tampon Tribe
IMPACT DRIVEN

Gaby and Jen created Tampon Tribe as a movement to protect the Earth and women's bodies – all while giving back to women in need. Hailing from Brazil and Australia respectively, they arrived in Los Angeles to find that there weren't too many period care brands and products that were sustainable, gender-inclusive, and reliable.

They realized that together they could create a business that met a demand (people wanting more organic, sustainable options) and allowed them to pursue something they were passionate about (accessible, environmentally period care).



STELLAR TEAM

Experienced lean entrepreneurs and growth marketers, Tampon Tribe's team boasts a track record of success that includes founding and exiting companies, pivoting to stay ahead of market conditions, and leading sales to multi-million dollar exits. This puts the company in a winning position for fast-paced growth, as well as a strong exit.


Giana Korth
Founding Team
Athan Slotkin
CFO
Mary Garman
Fulfillment
Asad Khan
Tech Lead
Kyla Morris
Social Media
University of BRISTOL
THE CULTURE HOUSE

AND WE'RE **NOT** SLOWING DOWN **ANY TIME SOON!**

WHAT'S NEXT?

In development are **two new lines: organic reusable pads,** and **organic ultra-thin pads** with natural anti-leak, anti-odor and anti-bacterial properties. We are already in talks with three major retailers about them!!

AMAZON EXPANSION


THE PERIOD MARKET ON AMAZON IS MASSIVE
amazon
OUR 5 COMPETITORS MAKE
$350,000
PER MONTH PER PRODUCT
WE GREW
615%
YoY in Q2, 2022
WITH MORE INVENTORY WE CAN HIT
$120k
MONTHLY in Q1, '23

Forward-looking projections are not guaranteed.

Amazon recorded $116.444 billion in sales Q1 2022, up 7.9% for the same period last year. The period product market on Amazon is experiencing even greater growth, as more shoppers turn to Amazon for ease of use.

Our competitive landscape on Amazon is very good, with only five players in the natural space. We will chip away at their sales by Q1, 2023, and then continue to grow and thrive.

We saw staggering growth last quarter on Amazon, and with our 2.5 ROAS heading toward 5.5, we are primed to hit the $120k mark by Q1, 2023 (not guaranteed).



PLASTIC NEUTRAL

Partnering with CleanHub, we have doubled our plastic-free initiatives. Not only do we use zero plastics in all of our products and packaging, we double our impact by cleaning our oceans and waterways of the same amount of plastic waste.

We work with Green Worms, a fantastic women-led ecology start-up that employs local women in their efforts.



CLEANHUB PARTNERSHIP
CleanHub
DOUBLE IMPACT
PLASTIC NEUTRALITY
For ever pound of plastic saved by using our plastic-free products, we clean the same amount of plastic waste from our oceans and waterways with Green Worms, Kerala, India.
GREEN WORMS + TAMPON TRIBE
MAXIMISE IMPACT
We work in a decentralized approach to be able to grow our service across India.
EMPOWER LOCAL COMMUNITIES
Our collection efforts are performed by women-self help groups. That way we create dignified jobs and reduce littering.
REDUCE & RECOVER
We educate the local communities on how to better segregate their waste to increase recycling rates and reduce waste.
DO NO HARM
We strictly follow the waste management hierarchy and make sure that all waste is treated in the best available method.
SET HIGH STANDARDS
Together with CleanHub we are striving towards fair labour standards according to ETI, FLA and SA8000.

EXIT PLAN

We wholeheartedly believe that companies should raise money only if they are 100% committed to delivering outstanding results and returns to each and every investor. To that end, our goal is to accelerate growth and prime Tampon Tribe for a strong exit.

We are currently in talks with three potential acquirers (under NDA), and we know the metrics that we need to deliver a strong return for our investors.

We have a clear path to $2.5M this year, then quick growth to $5M.

Following our average annual YoY growth rate of 486%, we will conservatively hit a $50M run rate by 2027. (not guaranteed)

We are the ONLY company in the U.S. feminine hygiene space that has chosen not to raise insane amounts of money, which puts us in the perfect position as a realistic and attractive acquisition target. We know that nothing is certain, but as our track record shows, we will work tirelessly to ensure that you get the best return on your investment.

THE ONLY THING HOLDING

US BACK IS **CAPITAL**

Use of Funds

With a fresh injection of capital, we can accelerate our growth. To ensure continued growth and sector dominance, we'll use the capital raised to expand inventory, boost our B2B sales team, add rapid-scale marketing efforts, and build and solidify our Amazon presence. We will continue to develop key product lines to meet soaring demand. By supercharging our growth and sales engine, Tampon Tribe will further expand our sales and product offerings that lead to both new and recurring business revenue.


NATURAL CPG EXIT COMPS


$700M
Seventh Generation is acquired by Unilever
$1.4B
Harry's is acquired by Gillette
$100M
P&G buys L. Period
$100M
TATCHA is acquired by Unilever
2017
P&G buys Native undisclosed amount

OUR EXIT ADVANTAGE

STRONG UNIT ECONOMICS
CAPITAL EFFICIENT
=
PERFECT ACQUISITION TARGET


INVESTMENT ETHOS

Valuation

As a side note, we've been told by multiple investors that we could raise at a much higher valuation, given the growing product demand in our sector. We chose to price this round conservatively.

We decided to do this because you and the retail investor community are incredibly important to us, as you can see by our previous two raises on WeFunder. You are the heart and soul of our business.

By pricing conservatively, we aim to create great returns for you and everyone involved.

We can’t wait to have you with us for the rest of our journey!

INVEST IN SUSTAINABLE PERIOD PRODUCTS TODAY!